BioMimetic Therapeutics, Inc.
389 Nichol Mill Lane
Franklin, Tennessee  37067

June 1, 2009

VIA EDGAR

Tom Jones, Esq.
Mary Beth Breslin, Esq.
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C.  20549

Re:	BioMimetic Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-158591)
Acceleration Request

Ladies and Gentlemen:

BioMimetic Therapeutics, Inc. (the “Company”) pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 5:00 P.M., eastern standard time, on June 2, 2009, or as soon thereafter as practicable.  The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Anna Pinedo of Morrison & Foerster LLP with any questions or comments at 212-468-8179.  Thank you for your assistance with this filing.

Sincerely yours,

BioMimetic Therapeutics, Inc.

By:	/s/ Samuel E. Lynch
Name: Samuel E. Lynch
Title: President and
Chief Executive Officer
cc: Morrison & Foerster LLP